Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”), we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

ANNOUNCEMENT

GRANT OF AWARDS PURSUANT TO THE 2024 PLAN

Pursuant to Rule 17.06A of the Hong Kong Listing Rules, the Board announces that on May 23, 2025, the Company granted Awards involving 53,429,597 underlying Shares (representing approximately 0.28% of the total Shares in issue (excluding treasury shares) as at the date of this announcement), to certain Employees in accordance with the terms of the 2024 Plan (subject to acceptance by the grantees).

Details of Grant of Awards

The details of the grant of Awards to the grantees are as follows:

Date of grant:	May 23, 2025

Grantees and number of underlying Shares of the Awards granted:

Awards involving 53,429,597 underlying Shares were granted to certain Employees under the 2024 Plan.

The above grant is not subject to approval by the Shareholders in general meeting. To the best knowledge of the Directors, as of the date of this announcement, none of the grantees is (i) a director, chief executive or substantial shareholder of the Company, or an associate of any of them; (ii) a participant with options and awards granted and to be granted exceeding the 1% individual limit under the Hong Kong Listing Rules; or (iii) a Related Entity Participant or a Service Provider.

The above grant would not result in the Shares issued and to be issued in respect of all options and awards granted to each grantee in the 12-month period up to and including the date of such grant in aggregate to be over 1% of the Shares in issue (excluding treasury shares).

Purchase price of the Awards granted:	Nil

Closing price of the Shares on the date of grant:	HK$118.80 per Share

Vesting period:	The Awards granted have a mixed vesting schedules, most of which vary from 4 to 6 years, with certain Awards that will be vested within 12 months, of the date of grant. It is permitted under the 2024 Plan to have a vesting period shorter than 12 months, given that these Awards (i) shall vest evenly over a period of 12 months or more; and/or (ii) were granted in batches due to administrative and compliance reasons which caused delays in grant.

Performance targets:

Awards granted to certain selected grantees are subject to satisfaction of certain performance targets set out in the respective award agreement entered into between the grantee and the Company. The performance targets are related to certain financial or operational indicators of the relevant segment as determined by the administrator of the 2024 Plan.

For the remaining grantees, the Awards were granted without any performance targets.

Clawback mechanism:	Subject to applicable laws, upon the occurrence of any applicable event as may be specified in the applicable award agreements, including but not limited to termination for cause, breaches of restrictive covenants, or commission of specified tortious conduct (i) all Awards granted to a participant shall become ab initio void and (ii) considering that all of such participant’s Awards, whether vested or unvested, are ab initio void, such participant shall forthwith return to the Company (A) all Shares received in settlement or upon the exercise of such void Awards, (B) all cash, or other property that was received in settlement or upon the exercise of such void Awards, and/or (C) any proceeds, gains and/or economic benefits such participant realized in connection with the sale, transfer or other disposition of the Shares or other property received in settlement or upon the exercise of such void Awards, and the Company shall have the right to take all actions to effect the return from such participant of all such Shares, cash or other property, and/or proceeds, gains and/or economic benefits.

Number of Shares Available for Future Grants

The Awards will be satisfied by issuance of new Shares within the scheme mandate limit under the 2024 Plan.

Subsequent to the above grant of Awards and as at the date of this announcement, the maximum number of Shares available for future grants to be satisfied by new Shares or treasury shares within the scheme mandate limit under the 2024 Plan is 420,130,868, and the maximum number of Shares available for future grants to be satisfied by new Shares or treasury shares within the service provider sub-limit under the 2024 Plan is 93,716,369.

Reasons for and Benefits of Grant of Awards

The grant of Awards is to (i) attract and retain talents by rewarding the grantees for their outstanding performance and contributions to the Group, (ii) provide incentives to such grantees who will contribute their knowledge, experience, expertise and services to the Group, which are essential to the success, continual operation and development of the Group, and (iii) align the interests of the grantees with those of the Group and the Shareholders.

Definitions

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2024 Plan”	the 2024 Equity Incentive Plan adopted by the Company on August 22, 2024, in its present form or as amended from time to time in accordance with the provisions thereof

“ADS(s)”	American depositary share(s) of the Company, each of which represents eight Shares

“associate”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Awards”	awards of restricted share units to grantees pursuant to the 2024 Plan

“Board”	the board of directors of the Company

“Company”	Alibaba Group Holding Limited, an exempted company incorporated in the Cayman Islands with limited liability on June 28, 1999, the ADSs of which are listed on the New York Stock Exchange under the symbol “BABA”, and the Shares of which are listed on the Main Board of the Hong Kong Stock Exchange (stock codes: 9988 (HKD counter) and 89988 (RMB counter))

“Director(s)”	the director(s) of the Company

“Employee”	a person who has an employment relationship with any Group Member (including a person who is granted Awards under the 2024 Plan as an inducement to enter into employment contract with any Group Member)

“Executive Director”	an Employee who is a member of the board of directors of a Group Member

“Group”	the Company and its subsidiaries

“Group Member”	the Company, its subsidiaries or Related Entities

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Related Entity”	a holding company, a fellow subsidiary or an associated company of the Company

“Related Entity Participant”	an Employee or Executive Director of any Related Entity

“Service Provider”	a person, such as an independent contractor, consultant, agent, adviser and supplier, who (i) is engaged by the Group to render consulting or advisory services to the Group; and (ii) provides services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group, and in particular, any person who is engaged by the Group under a service or consultant service contract to provide services or consulting services, including but not limited to any person who is engaged by the Group under a service or consultant service contract or contracts of similar nature to provide services or consulting services to a Group Member on matters such as (but not limited to) legal, IT, finance, tax, e-commerce, technology, business operations, business development, logistics, data center and strategic planning

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“Share(s)”	ordinary share(s) in the capital of the Company with par value of US$0.000003125 each

“substantial shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“%”	per cent

By order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, May 26, 2025

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.

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